Exhibit 99.1

Transactions with shares and linked securities in Genmab A/S made by managerial employees and their closely associated persons

Company Announcement

COPENHAGEN, Denmark; May 07, 2021 – Genmab A/S (Nasdaq: GMAB) In accordance with Article 19 of Regulation No. 596/2014 on Market Abuse and Implementing Regulation 2016/523, this document discloses the data of the transactions made in Genmab A/S (Nasdaq: GMAB) made by managerial employees and their closely associated persons.

The company’s managerial employees and their closely associated persons have given Genmab A/S power of attorney on their behalf to publish trading in Genmab shares by the company’s managerial employees and their closely associated persons.

The sale of shares by Jan van de Winkel is partly to honor tax obligations arising out of his participation in Genmab A/S’ equity program. The sale of shares will take Jan van de Winkel’s personal holding of shares in Genmab A/S from 645,460 to 610,460 shares.

Please find below a statement of such trading in shares issued by Genmab A/S

1.	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Jan van de Winkel
2.	Reason for the notification
a)	Position/status	President and Chief Executive Officer
b)	Initial notification/Amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Genmab A/S
b)	LEI-code	529900MTJPDPE4MHJ122
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Share DK0010272202
b)	Nature of the transaction	Sale of shares
c)	Price(s) and volumes(s)	Price(s)	Volumes(s)
		DKK 2,252	40
		DKK 2,253	208
		DKK 2,254	242
		DKK 2,255	664
		DKK 2,256	820

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 37
Kalvebod Brygge 43	www.genmab.com	Page 1/4
1560 Copenhagen V, Denmark		CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122

Transactions with shares and linked securities in Genmab A/S made by managerial employees and their closely associated persons

DKK 2,257	2,751
DKK 2,258	1,414
DKK 2,259	973
DKK 2,260	881
DKK 2,261	886
DKK 2,262	1,585
DKK 2,263	869
DKK 2,264	924
DKK 2,265	964
DKK 2,266	709
DKK 2,267	1,334
DKK 2,268	693
DKK 2,269	789
DKK 2,269.50	27
DKK 2,270	580
DKK 2,270.50	578
DKK 2,271	1,785
DKK 2,271.50	502
DKK 2,272	661
DKK 2,272.50	57
DKK 2,273	501
DKK 2,273.50	148
DKK 2,274	1,562
DKK 2,274.50	106
DKK 2,275	754
DKK 2,275.50	79
DKK 2,276	288
DKK 2,276.50	56
DKK 2,277	1,716
DKK 2,278	1,199
DKK 2,279	275
DKK 2,280	404
DKK 2,281	428
DKK 2,282	375
DKK 2,283	645
DKK 2,284	372
DKK 2,285	526
DKK 2,286	377
DKK 2,287	169
DKK 2,288	275
DKK 2,289	482
DKK 2,290	1,145
DKK 2,291	1,140

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 37
Kalvebod Brygge 43	www.genmab.com	Page 2/4
1560 Copenhagen V, Denmark		CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122

Transactions with shares and linked securities in Genmab A/S made by managerial employees and their closely associated persons

		DKK 2,292	556
		DKK 2,293	304
		DKK 2,294	163
		DKK 2,295	19
d)	Aggregated information - Aggregated volume - Price	35,000 DKK 2,270.68
e)	Date of the transaction	2021-05-07
f)	Place of the transaction

Aquis Exchange (AQEU)

CBOE Europe (BEUP, CEUD and CEUX)

Citadel Connect (EUCC)

Hrteu (HREU)

Morgan Stanley (MESI)

Nasdaq Copenhagen (DCSE, MCSE and XCSE)

Posit (XPAC and XPOS)

Sigma (SGMV)

Tower Research Capital Europe (TOWR)

Turquoise (TQEM and TQEX)

About Genmab

Genmab is an international biotechnology company with a core purpose to improve the lives of patients with cancer. Founded in 1999, Genmab is the creator of multiple approved antibody therapeutics that are marketed by its partners. The company aims to create, develop and commercialize differentiated therapies by leveraging next-generation antibody technologies, expertise in antibody biology, translational research and data sciences and strategic partnerships. To create novel therapies, Genmab utilizes its next-generation antibody technologies, which are the result of its collaborative company culture and a deep passion for innovation. Genmab’s proprietary pipeline consists of modified antibody candidates, including bispecific T-cell engagers and next-generation immune checkpoint modulators, effector function enhanced antibodies and antibody-drug conjugates. The company is headquartered in Copenhagen, Denmark with locations in Utrecht, the Netherlands, Princeton, New Jersey, U.S. and Tokyo, Japan. For more information, please visit Genmab.com.

Contact:
Marisol Peron, Senior Vice President, Global Investor Relations & Communications

T: +1 609 524 0065; E: mmp@genmab.com

For Investor Relations:

Andrew Carlsen, Vice President, Head of Investor Relations

T: +45 3377 9558; E: acn@genmab.com

This Company Announcement contains forward looking statements. The words “believe”, “expect”, “anticipate”, “intend” and “plan” and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with pre-clinical and clinical development of products, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products or technologies obsolete, and other factors. For a further discussion of these risks, please refer to the risk management sections in Genmab’s most recent financial reports, which are available on www.genmab.com and the risk factors included in Genmab’s most recent Annual Report

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 37
Kalvebod Brygge 43	www.genmab.com	Page 3/4
1560 Copenhagen V, Denmark		CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122

Transactions with shares and linked securities in Genmab A/S made by managerial employees and their closely associated persons on Form 20-F and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. Genmab does not undertake any obligation to update or revise forward looking statements in this Company Announcement nor to confirm such statements to reflect subsequent events or circumstances after the date made or in relation to actual results, unless required by law.

Genmab A/S and/or its subsidiaries own the following trademarks: Genmab®; the Y-shaped Genmab logo®; Genmab in combination with the Y-shaped Genmab logo®; HuMax®; DuoBody®; DuoBody in combination with the DuoBody logo®; HexaBody®; HexaBody in combination with the HexaBody logo®; DuoHexaBody®; HexElect®; and UniBody®. Arzerra® and Kesimpta® are trademarks of Novartis AG or its affiliates. DARZALEX® and DARZALEX FASPRO® are trademarks of Janssen Pharmaceutica NV. TEPEZZA® is a trademark of Horizon Therapeutics plc.

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 37
Kalvebod Brygge 43	www.genmab.com	Page 4/4
1560 Copenhagen V, Denmark		CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122